FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

GlaxoSmithKline Deferred Annual Bonus Plan
Withholding of shares to meet tax liabilities

The table below sets out changes in the interests of an Executive Director and PDMRs in the American Depositary Shares (ADS) of GlaxoSmithKline plc arising from the withholding of ADSs at a fair market value of $55.69 per ADS to meet tax liabilities following the vesting of the pre-tax awards granted under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (DABP). The awards vested on the third anniversary of the award date which was 24 February 2014.

Number of ADSs withheld to meet tax liabilities following the vesting of a DABP award
Dr M Slaoui*	13,774
Ms D Connelly	1,991
Mr D Troy	5,183
* Denotes an Executive Director

The Company, the Executive Director and PDMRs were advised of these transactions on 25 February 2014.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat

26 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 26, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc